Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Growth, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$17,100,000.00		$2,361.51

Total Transaction Valuation:		$17,100,000.00
Total Fees Due for Filing:				$2,361.51
Total Fees Previously Paid:				2,361.51
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase prices for shares of beneficial interest. Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026.